UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41333

LOCAFY LIMITED

(Registrant’s name)

246A Churchill Avenue, Subiaco Western Australia 6008, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On June 30, 2022, Locafy Limited (the “Company”) received a deficiency notification letter from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) because the bid price for the Company’s Ordinary Shares had closed below $1.00 per share for the previous 30 consecutive business days.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days from the date of such notice, or until December 27, 2022, to regain compliance with the minimum bid price requirement. To regain compliance, the bid price for the Company’s Ordinary Shares must close at $1.00 per share or more for a minimum of 10 consecutive business days.

Nasdaq’s written notice has no effect on the listing or trading of the Company’s Ordinary Shares at this time, and the Company is currently evaluating its alternatives to resolve this listing deficiency.

This Form 6-K is filed to satisfy the obligation under Nasdaq Listing Rule 5810(b) that the Company publicly disclose the deficiency within four (4) business days after the date of the deficiency letter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOCAFY LIMITED

Date: July 5, 2022	By:	/s/ Gavin Burnett
	Name:	Gavin Burnett
	Title:	Chief Executive Officer